Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

What Biden Means for New Clean Energy Stock "Stem"

Monday, December 7, 2020, 2:00 PM Eastern

PARTICIPANTS

John Carrington - Stem CEO

Brad Smith

Welcome back to Cheddar's Opening Bell, everyone. We've got another SPAC deal to tell you about. Stem, which is a clean energy storage company that uses artificial intelligence, is going public through a merger with Star Peak Energy Transition.

That stock currently trades under the ticker symbol STPK. News of the merger sent shares soaring last week. The stock is now up more than 50% since. For more on what this company is all about, we're joined by John Carrington, who is the CEO of Stem.

John, great to have you here with us today, and thanks for taking the time. Tell us about Stem and how your proprietary software, Athena, works.

John Carrington

Yes, and thanks, Brad, for having me. It's great to be here. So, we are the first pure play smart storage company to go public in the U.S. And we provide clean energy battery storage solutions that allow our customers to reduce energy cost, reduce carbon emissions, and provide greater reliability for the grid. All of this is operated by our proprietary AI driven software platform called Athena.

And Athena, basically it delivers significant value to our customers by lowering their energy cost up to 30%. And then our network of these systems, or the network of these customers, help stabilize the grid, alleviate intermittency created by wind and solar, all while addressing electric grid constraints and driving rapid global transition to zero carbon renewable energy.

So, Athena is really the brains behind these large lithium ion battery systems that you're showing on the roll there. And those batteries have to have a super intelligence, and Athena provides that.

Brad Smith

Okay. And so, as we are continuing to watch what public sector and private sector investments mean for the broader energy space, we are amid a transition in administrations as well from one administration to a new one, where it seems that green energy or just energy as a whole will face and have to undergo some type of overhaul as we do try to pivot towards more energy efficiency and more green energy solutions as well. And so, I wonder how you look at and potentially evaluate a partnership with the public sector during a Biden administration even going forward.

John Carrington

Sure. The nice thing about energy storage is it's really been supported by both sides of the aisle. We have bipartisan support around an energy storage ITC, which would be a standalone tax credit. I expect that to occur in the Biden administration. Clearly, this administration is more favorable toward solar and wind. And energy storage, particularly with Athena and Stem, allows those economics to be enhanced.

So, you're going to see more storage put on top of wind and solar as we go forward. The renewable market is growing significantly. The cost of wind and solar is now below a lot of traditional generation. And the battery cost reduction has been significant. When you combine both of those, Brad, you have a market that's growing at 25 times over the next 10 years, 15 years, and a $1.2 trillion market opportunity. So, this is a huge and growing market, and I expect under a Biden administration it'll only expand.

What Biden Means for New Clean Energy Stock "Stem"

Monday, December 7, 2020, 2:00 PM Eastern

Brad Smith

Certainly. And why was now the right time to go public?

John Carrington

Yes, from our standpoint, it was a great opportunity because it transformed our balance sheet. This deal with Star Peak provides over $600 million in gross proceeds. The investors that are part of this pipe are significant. We have BlackRock, Van Eck, Adage Capital Management, Electron Capital Partners, and Senator Investment Group, so we couldn't be more happy with the group of investors.

We also felt like it was a great opportunity for our existing investors to roll their positions in the public market, so 100% roll with everyone that's involved. And these are global Fortune 500 companies that also want us to grow into the regions they're representing. That includes Europe, extensively in Asia, as well as South America. So, we're taking those partners that helped build this company really to the next level with this transformative transaction.

Brad Smith

You spent over 16 years at GE. I wonder how you look at some of the behemoths as it relates to the major applications and utilization of consumer products and industrial products, especially when it comes to energy, and how there needs to be perhaps some type of revamp or looking across the bevy and suite of products that are out there on the market to lead to a more clean energy future as well.

John Carrington

Yes, you're right. I had a long and great career at General Electric, and very high regard for the company today. And look, they and others, these large corporates, have made massive investments in the clean energy and the decarbonization and decentralization of the grid. And General Electric was an investor and is an investor in Stem today.

So, look, I think you're going to see more and more of these large corporates getting into the storage market, the wind and the solar markets. And I think the great part of it, as I said earlier, is most of those large companies, in fact several are large investors in Stem, and now we have the balance sheet to work together in these new markets.

In Europe, Total, RWE, and Iberdrola are all investors, and they have continued to ask us to work with them there. We now have the balance sheet to go do that; in Asia, Mitsui Temasek. So, we're really excited about what we can do with our both new and the partners that got us here.

Brad Smith

Just quickly, we only have about 15 seconds left, but in terms of international you mentioned Asia. Where are some of the hotspots internationally where you're seeing the biggest addressable markets and opportunities for growth at Stem?

John Carrington

Sure. I would say you've got a lot of opportunity in South America. There's a lot of opportunity in Europe. And really, anywhere you see solar growth, they're going to pair storage with Stem's system, all driven by our proprietary Athena platform.

Brad Smith

John Carrington, CEO of Stem joining us here today. John, appreciate the time and congratulations for this milestone event.

What Biden Means for New Clean Energy Stock "Stem"

Monday, December 7, 2020, 2:00 PM Eastern

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak Energy Transition Corp. (“STPK”) and Stem, Inc. (the “Company”). The proposed transactions will be submitted to stockholders of STPK for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, STPK intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a preliminary and a definitive proxy statement / prospectus / written consent solicitation to be distributed to STPK stockholders in connection with STPK’s solicitation for proxies for the vote by STPK’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to stockholders of the Company in connection with the completion of the proposed transactions. After the Registration Statement has been filed and declared effective, STPK will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of STPK are advised to read, when available, the preliminary proxy statement / prospectus / written consent solicitation, and any amendments thereto, and the definitive proxy statement / prospectus / written consent solicitation in connection with STPK’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus / written consent solicitation, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

STPK and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of STPK’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of STPK’s stockholders in connection with the proposed business combination will be set forth in STPK’s registration statement / proxy statement when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of STPK’s directors and officers in STPK’s filings with the SEC, and such information will also be in the Registration Statement to be filed with the SEC by STPK, which will include the proxy statement / prospectus / written consent solicitation of STPK for the proposed transaction.

What Biden Means for New Clean Energy Stock "Stem"

Monday, December 7, 2020, 2:00 PM Eastern

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of STPK or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPK and its management, and the Company and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against STPK, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of STPK, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that the Company or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) the Company’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in STPK’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Stark Peak nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law.

What Biden Means for New Clean Energy Stock "Stem"

Monday, December 7, 2020, 2:00 PM Eastern